Exhibit 99.1

QIWI Announces First Quarter 2017 Financial Results

First Quarter Total Adjusted Net Revenue Increases 16% to RUB 2,905 Million and Adjusted Net Profit

Increases 3% to RUB 1,266 Million or RUB 20.76 per diluted share

QIWI upgrades 2017 Guidance

Board of Directors Approves Dividend of 22 cents per share

NICOSIA, CYPRUS – May 17, 2017 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the first quarter ended March 31, 2017.

First Quarter 2017 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 16% to RUB 2,905 million ($51.5 million)

•	Adjusted EBITDA increased 4% to RUB 1,519 million ($26.9 million)

•	Adjusted Net Profit increased 3% to RUB 1,266 million ($22.5 million), or RUB 20.76 per diluted share

•	Total payment volume increased 8% to RUB 207.8 billion ($3.7 billion)

“Today I’m glad to share our first quarter 2017 results. This quarter we have noticed certain signs of improvement in the overall economic situation in our core markets, moreover we are happy to see that we are able to take advantage of the secular trends towards digitalization of payments,” said Sergey Solonin, QIWI’s chief executive officer. “We achieved solid financial results this quarter and increased our total adjusted net revenue as well as adjusted net profit. In 2017 we see many opportunities ahead and will continue to focus on executing our strategy and developing our new products.”

First Quarter 2017 Results

Revenues: Total Adjusted Net Revenue for the quarter ended March 31, 2017 was RUB 2,905 million ($51.5 million), an increase of 16% compared with RUB 2,509 million in the prior year.

Payment Adjusted Net Revenue was RUB 2,372 million ($42.1 million), an increase of 18% compared with RUB 2,004 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the Money Remittance and E-commerce market verticals as well as by an improvement in yields in E-commerce market vertical resulting from shift in product mix partially offset by a decrease in payment volumes in the Telecom and Other market verticals and a decrease in the net revenue yield in Financial Services market vertical.

Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising, was RUB 533 million ($9.5 million), an increase of 6% compared with RUB 505 million in the prior year. The growth in the first quarter was mainly due to an increase in interest revenue slightly offset by a decrease in revenue from fees for inactive accounts and unclaimed payments. Fees for inactive accounts and unclaimed payments for the first quarter ended

March 31, 2017 were RUB 318 million ($5.6 million) compared with RUB 334 million in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 25% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 19% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended March 31, 2017, Adjusted EBITDA was RUB 1,519 million ($26.9 million), an increase of 4% compared with RUB 1,466 million in the prior year. Adjusted EBITDA increase was largely driven by an increase in Adjusted Net Revenue offset by higher SG&A expense due to increase in advertising expenses to RUB 214 million for the quarter ended March 31, 2017 as compared to RUB 20 million for same period in the prior year related to the roll out of the SOVEST project, increase in personnel expenses (excluding effect of share based payments) to RUB 437 million for the quarter ended March 31, 2017 as compared to RUB 389 million for same period in the prior year, tax and office maintenance expenses all in connection with the launch of a new project SOVEST. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 52.3% compared with 58.4% in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 1,201 million ($21.3 million), an increase of 6% compared with RUB 1,132 million in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 46.4% compared with 52.1% in the prior year.

Adjusted Net Profit: For the quarter ended March 31, 2017, Adjusted Net Profit was RUB 1,266 million ($22.5 million), an increase of 3% compared with RUB 1,233 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding fees for inactive accounts and unused balances (net of tax) increased 5% compared with the prior year. The Adjusted Net Profit excluding net expenses associated with the SOVEST project in the first quarter was RUB 1,566 million representing as increase of 27% as compared with the same period of prior year.

Other Operating Data: For the quarter ended March 31, 2017, total payment volume was RUB 207.8 billion ($3.7 billion), an increase of 8% compared with RUB 193.2 billion in the prior year. Dynamics of payment volume was driven by mixed trends across market verticals with growth in Money Remittances market vertical resulting largely from secular growth in digital money remittances including card to card and peer to peer transfers and E-commerce market vertical offset by declining volumes across Telecom, Other and to a lesser extent Financial Services market verticals. Payment average net revenue yield was 1.14%, an increase of 10 bps compared with 1.04% in the prior year primarily due to the shift of the revenue mix towards higher yielding services.

Total average Net Revenue Yield was 1.40%, an increase of 10 bps as compared with 1.30% in the prior year. Total average Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.24%, an increase of 12 bps as compared with the same period in the prior year.

SOVEST: In late 2016, we launched a payment-by-installments card program under the SOVEST brand. For the quarter ended March 31, 2017, total payment volume of the project was RUB 191.5 million ($3.4 million).

Recent Developments

Dividend: Following the determination of first quarter 2017 financial results our Board of Directors approved a dividend of USD 22 cents per share. The dividend record date is May 29, 2017, and the Company intends to pay the dividend on May 31, 2017. The holders of ADSs will receive the dividend shortly thereafter.

Dividend distributions for 2017 are subject to our future cash flow needs, including our cash requirements in connection with our new projects or otherwise.

Regulation by the Central Bank of Russia: Our kiosk network in Russia was affected by the enhanced controls that the Central Bank of Russia has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts, as disclosed in our Form 6-K filed on November 2, 2015.

Although through reducing the size of our network, this adversely affects the availability and convenience of our services to consumers in the short-term, we continue to believe that increased transparency in the kiosk market will ultimately allow us to improve our market share and strengthen our competitive advantages.

2017 Guidance1

QIWI upgrades its guidance in respect of 2017 outlook:

•	Total Adjusted Net Revenue is expected to increase by 10% to 15% over 2016; We expect no material contribution to Total Adjusted Net Revenue from SOVEST project.

•	Adjusted Net Profit excluding SOVEST expenses is expected to increase by 12% to 17% over 2016;

Adjusted Net Profit including SOVEST expenses is expected to decline by 15% to 30% over 2016.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss first quarter 2017 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13661926. The replay will be available until Wednesday, May 24, 2017. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 18.0 million virtual wallets, over 157,000 kiosks and terminals, and enabled merchants to

[1]	Guidance is provided in Russian rubles

accept over RUB 69 billion cash and electronic payments monthly from over 53 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels and trends in each of our market verticals. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in average net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2016 (audited)	As of March 31, 2017 (unaudited)	As of March 31, 2017 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	593	577	10
Goodwill and other intangible assets	11,022	10,917	194
Investments in associates	—	831	15
Long-term debt instruments	399	622	11
Long-term loans	120	169	3
Other non-current assets	40	39	1
Deferred tax assets	270	373	7

Total non-current assets	12,444	13,528	240

Current assets
Trade and other receivables	5,679	3,033	54
Short-term loans	19	478	8
Short-term debt instruments	1,772	2,480	44
Prepaid income tax	77	54	1
Cash and cash equivalents(2)	18,997	15,552	276
Other current assets	661	473	8

Total current assets	27,205	22,070	391

Assets of disposal group classified as held for sale	25	144	3

Total assets	39,674	35,742	634

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	33
Share premium	12,068	12,068	214
Other reserve	1,064	1,119	20
Retained earnings	4,808	4,942	88
Translation reserve	131	(13)	(0)

Total equity attributable to equity holders of the parent	19,948	19,993	355
Non-controlling interest	21	26	0

Total equity	19,969	20,019	355

Non-current liabilities
Other non-current liabilities	2	10	0
Deferred tax liabilities	851	807	14

Total non-current liabilities	853	817	14

Current liabilities
Trade and other payables	16,328	12,475	221
Amounts due to customers and amounts due to banks	2,342	1,384	25
Income tax payable	68	180	3
VAT and other taxes payable	102	117	2
Dividends payable	—	650	12
Other current liabilities	10	8	0

Total current liabilities	18,850	14,814	263

Liabilities directly associated with the assets of a disposal group classified as held for sale	2	92	2

Total equity and liabilities	39,674	35,742	634

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.3779 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2017.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of March 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for three months ended March 31, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2016	March 31, 2017	March 31, 2017
	RUB	RUB	USD(1)
Revenue	4,160	4,612	82
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,963	2,089	37
Selling general and administrative expenses	731	1,059	19
Depreciation and amortization	186	209	4
Profit from operations	1,280	1,255	22

Other income and expenses, net	(3)	(12)	(0)
Foreign exchange gain	550	276	5
Foreign exchange loss	(927)	(512)	(9)
Interest income and expenses, net	(11)	(4)	(0)

Profit before tax	889	1,003	18
Income tax expense	(174)	(185)	(3)

Net profit	715	818	15

Attributable to:
Equity holders of the parent	712	813	15
Non-controlling interests	3	5	0

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	(184)	(144)	(3)

	531	674	12

Total comprehensive income net of tax attributable to:
Equity holders of the parent	528	669	12
Non-controlling interests	3	5	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	11.79	13.41	0.24

Diluted profit attributable to ordinary equity holders of the parent	11.79	13.33	0.24

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.3779 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2017.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Three months ended (unaudited)
	March 31, 2016	March 31, 2017	March 31, 2017
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	889	1,003	18

Adjustments to reconcile profit before income tax to net cash flow used in operating activities
Depreciation and amortization	186	209	4
Foreign exchange loss, net	377	236	4
Interest income, net	(171)	(252)	(4)
Bad debt expense/ (recovery), net	12	(2)	(0)
Share-based payments	—	55	1
Other	(3)	16	0

Operating profit before changes in working capital	1,290	1,265	22

Decrease in trade and other receivables	1,402	2,587	46
Decrease in other assets	124	181	3
Decrease in amounts due to customers and amounts due to banks	(1,040)	(958)	(17)
Decrease in accounts payable and accruals	(4,271)	(3,759)	(67)
Decrease/(increase) in loans issued from banking operations	5	(150)	(3)

Cash used in operations	(2,490)	(834)	(15)

Interest received	177	234	4
Interest paid	(38)	(21)	(0)
Income tax paid	(238)	(197)	(3)

Net cash flow used in operating activities	(2,589)	(818)	(15)

Cash flows used in investing activities
Acquisition of joint control companies	—	(813)	(14)
Purchase of property and equipment	(90)	(40)	(1)
Purchase of intangible assets	(20)	(56)	(1)
Loans issued	(498)	(377)	(7)
Repayment of loans issued	755	3	0
Purchase of debt instruments	(400)	(900)	(16)
Net cash flow used in investing activities	(253)	(2,183)	(39)

Cash flows used in financing activities
Proceeds from borrowings	1	—	—
Repayment of borrowings	(2)	—	—
Dividends paid to owners of the Group	(2,042)	—	—
Dividends paid to non-controlling shareholders	(4)	—	—
Net cash flow used in financing activities	(2,047)	—	—

Effect of exchange rate changes on cash and cash equivalents	(737)	(400)	(7)

Net decrease in cash and cash equivalents	(5,626)	(3,401)	(60)

Cash and cash equivalents at the beginning of the period	19,363	19,021	337

Cash and cash equivalents at the end of the period(2)	13,737	15,620	277

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.3779 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2017.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of March 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for three months ended March 31, 2017 due to the cash balances classified as part of the assets held for sale.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card to card transfers and certain wallet to wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RUB	RUB	USD(1)
Revenue	4,160	4,612	81.8
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,963	2,089	37.1
Plus: Compensation to employees and related taxes	312	382	6.8

Total Adjusted Net Revenue	2,509	2,905	51.5

Payment Revenue(2)	3,435	3,879	68.8
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,689	1,828	32.4
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	258	321	5.7

Payment Adjusted Net Revenue	2,004	2,372	42.1

Other Revenue(5)	725	733	13.0
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	274	261	4.6
Plus: Compensation to employees and related taxes allocated to other revenue(4)	54	61	1.1

Other Adjusted Net Revenue	505	533	9.5

Payment Adjusted Net Revenue	2,004	2,372	42.1
E-commerce	954	1,178	20.9
Financial services	351	306	5.4
Money remittances	394	641	11.4
Telecom	224	184	3.3
Other	81	63	1.1
Other Adjusted Net Revenue	505	533	9.5

Total Adjusted Net Revenue	2,509	2,905	51.5

Net Profit	715	818	14.5

Plus:
Depreciation and amortization	186	209	3.7
Other income and expenses, net	3	12	0.2
Foreign exchange gain	(550)	(276)	(4.9)
Foreign exchange loss	927	512	9.1
Interest expenses	11	4	0.1
Income tax expenses	174	185	3.3
Share-based payments expenses	—	55	1.0

Adjusted EBITDA	1,466	1,519	26.9

Adjusted EBITDA margin	58.4%	52.3%	52.3%
Net profit	715	818	14.5
Amortization of fair value adjustments(7)	91	103	1.8
Share-based payments expenses	—	55	1.0
Effect of taxation of the above items	(17)	(19)	(0.3)
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	444	309	5.5

Adjusted Net Profit	1,233	1,266	22.5

Adjusted Net Profit per share:
Basic	20.41	20.89	0.37
Diluted	20.41	20.76	0.37

Shares used in computing Adjusted Net Profit per share
Basic	60,420	60,618	60,618
Diluted	60,420	60,989	60,989

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.3779 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2017.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other Revenue primarily consists of revenue from inactivity fees, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	March 31, 2016(1)	March 31, 2017	March 31, 2017
	RUB	RUB	USD(2)
Payment volume (billion)(3)	193.2	207.8	3.7

E-commerce	33.8	37.6	0.7
Financial services	59.4	59.1	1.0
Money remittances(4)	32.6	55.9	1.0
Telecom	51.1	41.3	0.7
Other	16.2	13.9	0.2

Payment adjusted net revenue (million)(5)	2,003.7	2,372.3	42.1

E-commerce	953.5	1,178.1	20.9
Financial services	351.1	306.0	5.4
Money remittances(4)	393.5	641.4	11.4
Telecom	224.3	183.9	3.3
Other	81.3	62.9	1.1

Payment average net revenue yield	1.04%	1.14%	1.14%

E-commerce	2.82%	3.13%	3.13%
Financial services	0.59%	0.52%	0.52%
Money remittances(4)	1.21%	1.15%	1.15%
Telecom	0.44%	0.45%	0.45%
Other	0.50%	0.45%	0.45%

Total average Net Revenue Yield	1.30%	1.40%	1.40%
Active kiosks and terminals (units)(6)	167,399	157,596	157,596
Active Visa Qiwi Wallet accounts (million)(7)	16.1	18.0	18.0

SOVEST key operating metrics
Total payment volume (million)(8)	n/a	191.5	3.4

(1)	Payment volumes, payment adjusted net revenue by vertical and payment average net revenue yields presented for the respective period in 2016 differ from the data previously published, including as presented in our quarterly earnings releases, and reflect adjustments made to the methodology of payment volumes and payment adjusted net revenues recognition and allocation between market verticals including the following changes: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russian operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures (see also Note (4) below). The adjustments made reduced total volumes for the period starting January 1, 2016 to March 31, 2016 by RUB 4.9 billion and affected the allocation of payment adjusted net revenue between market verticals. The updated methodology is applied starting fourth quarter 2016 with all previous data revised retrospectively.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 56.3779 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2017.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical and amounted to RUB 7.9 billion and RUB 95 million respectively for the quarter ended March 31, 2017.
(5)	Payment Adjusted Net Revenue is calculated as the difference between Payment Revenue and Cost of payment revenue (excluding D&A) plus compensation to employees and related taxes allocated to payment revenue. Payment Revenue primarily consists of merchant and consumer fees. Cost of payment revenue primarily consists of commission to agents.
(6)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(7)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(8)	Total payment volume (million) consist of the amounts paid by our customers using SOVEST card to the partner merchants.